Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Statement of Gary F. Kennedy

Senior Vice President, General Counsel and Chief Compliance Officer

American Airlines, Inc.

Before the

Subcommittee on Aviation Operations, Safety, and Security

Committee on Commerce, Science, and Transportation

United States Senate

Hearing on

Airline Industry Consolidation

June 19, 2013

Chairman Cantwell, Ranking Member Ayotte and Members of the Subcommittee, thank you for the opportunity to testify today about the proposed merger of American Airlines and US Airways.

As General Counsel of American Airlines, I have been intimately involved in both the Chapter 11 restructuring of American and the proposed merger between our company and US Airways. I am pleased to announce that we are quickly approaching the end to the most successful restructuring in the history of the airline industry. Our plan of reorganization, which is based on the announced merger with US Airways, promises to be a tremendous victory for all constituencies. Our unsecured creditors will receive equity in the New American with the potential to receive a full recovery on their claims. Our current shareholders will also receive a valuable equity stake in the new company, a result that is highly unusual in any restructuring, but one that reflects the enormous value the proposed merger has created.

Our unionized employees will also receive a significant percentage of the equity in the new company, and they have negotiated post-merger pay, benefits, and work rules that are far superior to those imposed by other airlines exiting bankruptcy. The enthusiasm among our work groups for this merger will be a powerful driving force behind the New American for years to come. Finally, but certainly not least, our customers stand to benefit greatly. The New American expects to win more business from passengers here at home and across the globe, and winning that business will allow the company to invest in its people and its products, all with the goal of restoring American’s position as one of the world’s great airlines.

The path over the last decade and a half that brought American to this point has not been easy. The airline industry as a whole has seemingly lurched from crisis to crisis, beginning with the horrific events of September 11. Those events were followed the SARs epidemic, along with an unprecedented run up in the cost of fuel, and the worst financial crisis since the Great Depression. The toll taken on the airline industry was amply reflected in a string of bankruptcy filings by our competitors.

For most of the past decade, American charted a different path. In 2003, we came close to filing for bankruptcy protection, but we were able to negotiate new agreements with our labor unions which reduced our costs and bought us more time to find a path to financial stability. However, the competitive landscape and the macro-economic environment continued to change around us in ways that further eroded our competitive position and our financial strength. In 2001, American was the largest airline in the world. However, the mergers of Delta and Northwest, United and Continental, and Southwest and AirTran, moved American from the largest to the fourth largest airline in terms of U.S. domestic passengers. And, despite our best efforts, our losses continued to mount, reaching $12 billion over the previous 10 years.

In November 2011, our Board came to the painful, but inevitable, conclusion that we needed to restructure our business under Chapter 11 of the Bankruptcy Code. Through this process, we streamlined our management structure, renegotiated our financial obligations, leases, and contracts, and reached new agreements with our unions, including long-term agreements that will become effective once American has successfully merged. One of the most important objectives we achieved was to freeze, rather than terminate, our employee pension plans. As a result, American expects to fulfill those obligations, rather than unload them on the PBGC, as other airlines have done.

Of course, the exit door from Chapter 11 is a Plan of Reorganization, and our plan – which is nothing short of historic in what it accomplishes – is built around a merger with US Airways. We have conservatively estimated that by 2015 revenue and cost synergies will outweigh cost dis-synergies by over $1 billion. The combination puts together two highly complementary networks, with minimal loss of competition, and creates a network that consumers, of all types, will find substantially more attractive than the network American, standing alone, could produce. The combined network will be comparable in size to the networks of United and Delta, which have both used bankruptcies and mergers of their own to leapfrog American.

American and US Airways are under no illusions that mergers are easy or seamless. Both companies are keenly focused on using the lessons from prior mergers to maximize value and minimize disruptions. This merger is good news for everyone except our competitors. The New American will lift the competitive bar in an already highly competitive U.S. airline industry, and this merger will position the company to accomplish great things for its employees, customers and shareholders.

Thank you again for the opportunity to testify today.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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